UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

THE WENDT-BRISTOL HEALTH SERVICES CORPORATION

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

95058J100

(CUSIP Number)

Charles F. Hertlein, Jr., Dinsmore & Shohl LLP, 1900 Chemed Center, 255 E. Fifth Street, Cincinnati, Ohio 45202 (513) 977-8315

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2000

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAME OF REPORTING PERSONS.

McBRIDGE ADVISORY, LTD.

I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (entities only).

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [ ]

(b) [X]

3. SEC USE ONLY ________________________________________________

4. SOURCE OF FUNDS

PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION		IRELAND
Number of Shares Beneficially Reporting Owned By Each Person with:	7. SOLE VOTING POWER:	1,623,400
	8. SHARED VOTING POWER:	- 0 -
	9. SOLE DISPOSITIVE POWER:	1,623,400
	10. SHARED DISPOSITIVE POWER:	- 0 -

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,623,400

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.75%

14. TYPE OF REPORTING PERSON (See Instructions):

CO

Item 1. Security and Issuer

(a)	Title of the Class of Equity Securities:	Common Stock, par value $.01 per share
(b)	Name and Address of Issuer's Principal Executive Officers:

Sheldon A. Gold, President and Chief Executive Officer

The Wendt-Bristol Health Services Corporation

Two Nationwide Plaza, Suite 760

Columbus, Ohio 43215

Marvin D. Kantor, Chairman of the Board

The Wendt-Bristol Health Services Corporation

Two Nationwide Plaza, Suite 760

Columbus, Ohio 43215

Reed A. Martin, Executive Vice President and Chief Operating Officer

The Wendt-Bristol Health Services Corporation

Two Nationwide Plaza, Suite 760

Columbus, Ohio 43215

Item 2. Identity and Background

The person filing this Schedule 13D is:

McBridge Advisory, Ltd. ("McBridge"), Via Lavizzari 3, P.O. Box 2527, 6901 Lugano, Switzerland. McBridge is a corporation incorporated under the laws of Ireland and is engaged in the investment business. The director of McBridge is Sr. Clemente Del Ponte. To the knowledge of McBridge, Sr. Del Ponte has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The shares owned by McBridge reported herein include 24,000 shares beneficially owned by Sr. Del Ponte's wife in the form of stock warrants, to which Sr. Del Ponte and McBridge disclaim beneficial ownership.

Item 3. Source and Amount of Funds or Other Considerations

McBridge acquired securities held by McBridge as of the date of this Schedule 13D by means of corporate funds.

Item 4. Purpose of Transaction

All of the shares purchased by McBridge were acquired for investment. McBridge may, from time to time, depending on market conditions and other investment considerations, purchase additional shares of Wendt-Bristol for investment, or dispose of shares of Wendt-Bristol.

Item 5. Interest in Securities of Issuer:

(a)	(i)	Amount Beneficially Owned:	1,623,400
	(ii)	Percent of Class:	26.75%
(b)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	1,623,400
	(ii)	shared power to vote or to direct the vote:	-0-
	(iii)	sole power to dispose or direct the disposition of:	1,623,400
	(iv)	shared power to dispose or direct the disposition of:	-0-

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Not applicable

ITEM 7. Material to be Filed as Exhibits:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2000

McBridge Advisory, Ltd.

/s/ Clemente Del Ponte

------------------------------------------

Name: Clemente Del Ponte

Title: Director

By: Charles F. Hertlein, Jr.

Attorney-in-Fact